Hydrogenics Corporation

2010 Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Corporation. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the Consolidated Financial Statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditor’s report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the Consolidated Financial Statements and to report their findings from the audit process. The Consolidated Financial Statements have been examined by the shareholders’ independent auditors, PriceWaterhouseCoopers LLP, Chartered Accountants, and their report is provided herein.

Daryl C. F. Wilson President and Chief Executive Officer	Lawrence E. Davis Chief Financial Officer

March 28, 2011
Mississauga, Ontario

Hydrogenics Corporation

Management’s Report on Internal Control Over Financial Reporting

Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It includes those policies and procedures that:

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s consolidated financial statements;

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets; and

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2010, the Corporation’s internal control over financial reporting was effective.

Daryl C. F. Wilson President and Chief Executive Officer	Lawrence E. Davis Chief Financial Officer

March 28, 2011
Mississauga, Ontario

Independent Auditor’s Report

To the Shareholders of Hydrogenics Corporation

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries (the Company), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, consolidated statements of cash flows, consolidated statements of shareholders’ equity for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the financial statements which indicates the existence of material uncertainties that cast significant doubt about the Company's ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 28, 2011

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)

	December 31 2010	December 31 2009

Assets

Current assets
Cash and cash equivalents	$7,881	$9,159
Restricted cash	883	1,603
Accounts receivable (note 6)	5,603	3,685
Grants receivable	572	490
Inventories (note 7)	8,376	11,746
Prepaid expenses	762	1,270
	24,077	27,953

Restricted cash	225	240
Property, plant and equipment (note 8)	1,871	2,889
Intangible assets (note 9)	200	280
Goodwill	5,100	5,446
	$31,473	$36,808

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 10)	$10,096	$14,782
Unearned revenue	3,751	4,546
	13,847	19,328

Shareholders’ Equity
Common shares ($nil par value)	316,167	307,038
Contributed surplus	16,992	16,713
Deficit	(309,352)	(300,795)
Accumulated other comprehensive loss	(6,181)	(5,476)
Total deficit and accumulated other comprehensive loss	(315,533)	(306,271)
	17,626	17,480
	$31,473	$36,808
Going concern (note 1)
Contingencies and government assistance, guarantees and commitments (notes 14 and 15)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Operations
(in thousands of US dollars, except for share and per share amounts)

	2010	2009	2008

Revenues	$20,930	$18,841	$39,340

Cost of revenues	15,504	15,113	31,446
	5,426	3,728	7,894
Operating expenses
Selling, general and administrative	10,228	16,995	15,022
Research and product development (note 13)	3,445	5,219	7,296
Amortization of property, plant and equipment	690	864	855
Impairment of property, plant and equipment (note 8)	-	317	-
Amortization of intangible assets (note 9)	96	120	249
	14,459	23,515	23,422
Loss from operations	(9,033)	(19,787)	(15,528)

Other income (expenses)
Litigation settlements (note 16)	437	-	44
(Loss) on disposal of property, plant and equipment	(93)	(14)	-
Provincial capital tax	(9)	(154)	170
Interest	35	169	923
Foreign currency gains	109	40	188
	479	41	1,325

Loss before income taxes	(8,554)	(19,746)	(14,203)
Provision for (recovery of) income taxes (notes 2 and 19)	3	(10,371)	116
Net loss for the year	$(8,557)	$(9,375)	$(14,319)

Net loss per share
Basic and diluted (note 20)	$(1.82)	$(2.54)	$(3.89)

Weighted average number of common shares outstanding (note 20)	4,689,504	3,697,740	3,683,226

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Cash Flows
(in thousands of US dollars)

	2010	2009	2008

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$(8,557)	$(9,375)	$(14,319)
Items not affecting cash
Amortization of property, plant and equipment	899	1,206	1,106
Non-cash selling, general and administrative expenses (note 16)	763	-	-
Amortization of intangible assets	96	120	249
Impairment of property, plant and equipment	-	317	-
Unrealized foreign exchange losses (gains)	(91)	(148)	695
Stock-based compensation expense	279	413	694
Loss on disposal of property, plant and equipment	93	14	-
Net change in non-cash working capital (note 21)	(3,593)	(3,632)	4,817
	(10,111)	(11,085)	(6,758)
Investing activities
Decrease in short-term investments	-	-	15,032
Decrease (increase) in restricted cash	735	(713)	(1,130)
Proceeds from disposal of property, plant and equipment	112	-	44
Purchase of property, plant and equipment	(380)	(752)	(929)
	467	(1,465)	13,017

Financing activities
Repayment of long-term debt	-	-	(11)
Deferred research and development grants	-	70	(235)
Common shares issued (purchased and cancelled), net of issuance costs (note 11 and 12)	8,366	38	128
	8,366	108	(118)

Increase (decrease) in cash and cash equivalents during the year	(1,278)	(12,442)	6,141

Cash and cash equivalents – Beginning of year	9,159	21,601	15,460
Cash and cash equivalents – End of year	$7,881	$9,159	$21,601

Supplemental disclosure
Interest paid	$2	$11	$52
Income taxes paid	24	87	63

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for share amounts)

	Common shares		Warrant A		Warrant B				Accumulated other comprehen-	Total share
	Number (note 11)	Amount	Number	Amount	Number	Amount	Contributed surplus	Deficit	sive income (loss)	holders’ equity
Balance at Dec. 31, 2007	3,670,628	$306,872	-	$-	-	$-	$15,606	$(277,101)	$(4,993)	$40,384
Net loss for the year	-	-	-	-	-	-	-	(14,319)	-	(14,319)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(1,404)	(1,404)
Comprehensive loss	-	-	-	-	-	-	-	-	-	(15,723)
Shares issued:
Issuance of common shares on exercise of stock options	25,599	128	-	-	-	-	-	-	-	128
Stock-based compensation expense	-	-		-		-	694	-	-	694
Balance at Dec. 31, 2008	3,696,227	307,000	-	-	-	-	16,300	(291,420)	(6,397)	25,483
Net income for the year	-	-	-	-	-	-	-	(9,375)	-	(9,375)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	921	921
Comprehensive loss	-	-	-	-	-	-	-	-	-	(8,454)
Shares issued:
Issuance of common shares on exercise of stock options	5,760	38	-	-	-	-	-	-	-	38
Stock-based compensation expense	-	-	-	-	-	-	413	-	-	413
Balance at Dec. 31, 2009	3,701,987	307,038	-	-	-	-	16,713	(300,795)	(5,476)	17,480

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for share amounts)

	Common shares		Warrant A		Warrant B				Accumulated other comprehen-	Total share-
	Number (note 11)	Amount	Number	Amount	Number	Amount	Contributed surplus	Deficit	sive income (loss)	holders’ equity

Net loss for the year	-	-	-	-	-	-	-	(8,557)	-	(8,557)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(705)	(705)
Comprehensive loss	-	-	-	-	-	-	-	-	-	(9,262)
Shares issued:
Issuance of common shares and warrants, net of issuance costs	1,786,660	7,470	239,356	778	260,646	881	-	-	-	9,129
Adjustment for partial shares on share consolidation	(17)	-	-	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	279	-	-	279
Balance at Dec. 31, 2010	5,488,630	$314,508	239,356	$778	260,646	$881	$16,992	$(309,352)	$(6,181)	$17,626

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 1.  Description of Business and Going Concern

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), as reorganized (note 2), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast significant doubt on the Corporation’s ability to continue as a going concern. The events and conditions that cast significant doubt include the Corporation’s recurring operating losses and negative cash flows from operations and the risk of not securing additional funding. The Corporation expects these conditions to continue in the near term.

The Corporation needs to increase its revenues to generate profits and related positive operating cash flows. There are various uncertainties affecting the Corporation’s revenues related to the current market environment including the level of sales orders, the length of sales cycles, the continuing development of products by the Corporation, the adoption of new technologies by customers, price competition, the continuation of government incentives for the Corporation’s customers and the ability of customers to finance purchases.

The Corporation also requires additional funding in the form of debt or equity in addition to the funding obtained during the year ended December 31, 2010.  During the three months ended March 31, 2010, the Corporation completed an offering of common shares and warrants for gross cash proceeds of $5,000 before placement agent’s fees and other offering expenses.  On August 9, 2010, the Corporation entered into a subscription agreement (“the Agreement”) with CommScope, Inc. of North Carolina, a wholly owned subsidiary of CommScope, Inc. (“CommScope”) pursuant to which CommScope may purchase from Hydrogenics, common shares in four tranches, up to a maximum of 2,186,906 shares for a maximum aggregate purchase price of $8,500 upon completion of certain product development milestones as defined under the Agreement.  During the three months ended September 30, 2010, the Corporation closed the first two tranches under the terms of the Agreement for gross cash proceeds of $4,000.  The Corporation expects to close the final two tranches under the terms of the Agreement for gross cash proceeds of $4,500 during 2011 as it completes the requirements of the product development milestones under the Agreement.  While the Corporation continues to pursue various additional sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

In addition to the material uncertainties referred to above, the pace of economic recovery could continue to have a negative impact on the Corporation’s business, results of operations and consolidated financial condition, or the Corporation’s ability to forecast results and cash flows, and it may cause a number of the risks the Corporation currently faces (such as the ability to increase revenue and raise capital) to increase in likelihood, magnitude and duration.

The Corporation’s ability to continue as a going concern and manage these material uncertainties is dependent on the successful execution of its business plan, which involves: (i) securing additional financing to fund its operations; (ii) continued investment in research and product development through advancing product designs for efficiency, durability, cost reduction and entry into complementary markets to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flows; and (iv) actively managing its working capital to preserve cash resources.   At present, the success of these initiatives cannot be assured due to the material uncertainties described above.

These consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption was not found to be  appropriate for these consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and consolidated balance sheet classifications; such adjustments could be material.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 2.  Basis of Preparation

The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States (“US GAAP”), except as outlined in note 23.

Continuity of Interest Accounting
On June 11, 2009, the Corporation, the Corporation’s original predecessor (“Old Hydrogenics”), the board of trustees of Algonquin Power Income Fund (“APIF”) and APIF’s manager, Algonquin Power Management Inc., agreed on the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to the Corporation, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Under the APIF Transaction, the Corporation’s shareholders had their common shares in the capital of Old Hydrogenics redeemed for common shares of the Corporation on a one-for-one basis. At the same time, APIF unitholders exchanged their units for Algonquin Power & Utilities Corp. (“APUC”) common shares.

As a result of completion of the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of the Corporation nor did the Corporation’s shareholders retain any interest in the business of APIF. The Corporation continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property, but excluding tax attributes) of its predecessor prior to the APIF Transaction.

Pursuant to continuity of interest accounting, the assets transferred including intellectual property (exclusive of tax attributes) and liabilities assumed  were recorded at their carrying values as reported by the Corporation immediately prior to the completion of the APIF Transaction. As a result, the cash proceeds were recorded as a recovery of income taxes reflecting the disposal of the tax attributes.  The Corporation recorded a benefit of $10,464 in the 2009 consolidated financial statements. Of the benefit, $9,994 was received in cash during 2009 and the remaining $470 was included in accounts receivable.  The amount included in accounts receivable was collected subsequent to December 31, 2009.  The Corporation incurred transaction costs of $3,300 relating to the APIF Transaction and these costs were included within selling, general and administrative expenses for 2009.  In addition, as the future income tax benefits of Old Hydrogenics’ Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated prior to the date of the completion of the APIF transaction are not available to the Corporation after the completion of the APIF Transaction, the gross future income tax assets related to these Canadian tax pools was reduced to $nil (note 19).

Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its subsidiaries, which are wholly owned.  All intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Significant estimates made by the Corporation are included in areas such as the fair value of goodwill, warranty provisions, stock-based compensation, potentially uncollectible accounts receivable, determination of the net realizable value for inventory, and provisions for costs to complete contracts in progress and valuation allowances for future income tax assets.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. Cash and cash equivalents are classified as loans and receivables, and approximate fair value.

Restricted Cash
Restricted cash consists of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. These instruments are held as full or partial security for standby letters of credit and letters of guarantee (the “Letters”).  The Corporation cannot utilize this restricted cash until the Letters have expired.  Where these Letters have maturities of greater than one year, the associated security is classified as a non-current asset. Restricted cash is classified as loans and receivables, and approximate fair value.

Provisions for Losses on Uncollectible Receivables
The Corporation reviews and evaluates its trade receivable accounts customer by customer  and writes down their carrying values to their expected realizable values by making an allowance for doubtful receivables, as soon as the account is determined not to be fully collectible, which is done based on management’s evaluation of the situation on a customer by customer basis. The Corporation’s assessment of outstanding receivables from customers is primarily based on the Corporation’s assessment of the creditworthiness of the customer.  The allowance is charged against earnings. Shortfalls in collections are applied against this provision. Estimates for the allowance for doubtful receivables are determined on a customer-by-customer evaluation of collectability at each consolidated balance sheet reporting date, taking into account the amounts that are past due and any available relevant information of the customers’ liquidity and going concern problems.

Inventories
Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out basis, and net realizable value.  Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition, or in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.

Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum

Leasehold improvements are amortized on a straight-line basis over the term of the lease, or the useful economic life of the lease, if shorter.

The Corporation reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the Corporation’s ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Goodwill and Intangible assets

Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a business combination accounted for using the purchase method of accounting.  Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. The Corporation estimates the fair value of each reporting unit using a discounted cash flow methodology. This requires the Corporation to use significant judgment including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, the useful life over which cash flows will occur, determination of the weighted average cost of capital and relevant market data.

Goodwill Impairments
The goodwill recorded in the consolidated financial statements relates entirely to the OnSite Generation reporting unit. For purposes of determining the fair value of our OnSite Generation reporting unit, the Corporation uses the discounted cash flow methodology. Under the income approach, management estimates the discounted future cash flows for ten years and a terminal value for the reporting unit. The future cash flows are based on management’s best estimates considering historical and expected operating plans, economic conditions, and general outlook for the industry and markets in which the reporting unit operates.  The discount rate used by the Corporation is based on an optimal debt to equity ratio and considers the risk free rate, market equity risk premium, size premium and operational risk premium for possible variations from management’s projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected period of ten years using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects.

The Corporation’s assumptions are affected by current market conditions, which may affect expected revenue.  In addition, while the Corporation continues to implement cost savings initiatives, operating costs may increase more significantly than expected. The Corporation also has significant competition in markets in which it operates, which may impact its revenues and operating costs.  The Corporation has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangible assets may differ or change quickly depending on economic conditions and other events.  Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Corporation would be required to recognize an impairment loss.  As at December 31, 2010, the Corporation’s estimate of fair value for the OnSite Generation reporting unit exceeded its respective carrying value by approximately 30%.

Identifiable intangible assets
The Corporation’s intangible assets include computer software with finite useful lives. These assets are capitalized and amortized on a declining balance basis in the Consolidated Statement of Operations over the period of their expected useful lives of three years. The Corporation reviews the amortization methods and useful life estimates for these intangible assets annually.

The Corporation reviews the carrying amount of intangible assets with finite lives when events or circumstances indicate the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the net recoverable amount. If the net recoverable amount is less than the carrying value, the asset is written down to fair value.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Revenue Recognition
Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the amount is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received.  If delivery has not occurred, the Corporation will recognize revenue provided all other criteria are met and the risks of ownership have passed to the customer, the customer has a fixed commitment to purchase the goods, the customer requests that the delivery not occur until a later date, there is a fixed schedule for delivery of the goods, the Corporation has not retained any specific performance obligations such that the earnings process is not complete, the ordered goods have been segregated from the Corporation’s inventory and not subject to being used to fill other orders and the product is complete and ready for shipment.

Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro-rata basis in relation to contract costs incurred. Costs and estimated profit on contracts-in-progress in excess of amounts billed are reflected as unbilled revenue. Losses, if any, are recognized immediately.

Revenues relating to engineering and testing services are recognized as services are rendered. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

The Corporation also enters into transactions that represent multiple element arrangements, which may include any combination of equipment and service. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative fair value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. For the periods presented, the Corporation has had fair value for each of the elements in its revenue arrangements. The revenue recognition policies described above are then applied to each unit of accounting.

Product Warranties
The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.

Research and Product Development Costs
Research costs are expensed as incurred. Product development costs (which typically include applying for patents and licences) are expensed as incurred until the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, no product development costs have been capitalized.

Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.  The appropriate portion of the estimated total of government assistance to be received is accrued in the consolidated financial statements provided there is reasonable assurance that the enterprise has complied and will continue to comply with all the conditions of the government grant. Where government grants include terms of repayment, the Corporation accrues a liability in the period in which conditions arise that will cause government assistance to be repayable, without prior period adjustment.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Stock-based Compensation
The Corporation has stock-based compensation plans, which are described in Note 12.  The Corporation estimates the fair value of stock-based compensation to employees and directors and expenses the fair value over the estimated vesting period of the stock options with the offset being recorded in contributed surplus. Any consideration paid by employees or directors on the exercise of stock options or purchase of stock is credited to share capital together with any previously recognized compensation expense. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or vested stock options cancelled is charged to deficit, unless a portion of the consideration represents payments over the fair value of the share or stock option, in which case that portion is recognized in compensation expense. Forfeitures of stock-based compensation awards are accounted for in the period in which the forfeiture occurs.

Deferred Share Units
The intrinsic value of the Corporation’s deferred share units is charged to selling, general and administrative expenses using the graded vesting method. Since the deferred share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested deferred share units.  Forfeitures of deferred share units are accounted for in the period in which the forfeiture occurs.

Restricted Share Units
The intrinsic value of the Corporation’s restricted share units is charged to selling, general and administrative expenses using the graded vesting method. Since the restricted share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested restricted share units.  Forfeitures of restricted share units are accounted for in the period in which the forfeiture occurs.

Income Taxes
Income taxes are recorded using the liability method.  Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities and the unused tax losses of the Corporation. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates and laws is recognized in the period that includes the date of substantive enactment.  Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

Foreign Currency Translation
Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the functional currency are translated into the functional currency at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.

Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into US dollars at the period-end exchange rates, and the results of its operations are translated at the average rate of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.

The operations of the Corporation’s other subsidiaries are considered integrated with those of the Corporation and, accordingly, their accounts are translated into US dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historical rates of exchange. Revenues and expenses of these

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

subsidiaries are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.

Net Loss Per Share
Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later unless they were anti-dilutive.  The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.

Financial Instruments
All financial instruments are measured at fair value on initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. The Corporation has classified cash and cash equivalents and restricted cash and accounts receivable as loans and receivables, and they approximate fair value. Financial liabilities included within accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Note 3.  New Accounting Standards

The Corporation will cease to prepare its consolidated financial statements in accordance with Canadian GAAP (and reconcile its financial statements to US GAAP) as set out in Part V of the CICA Handbook - Accounting ("Canadian GAAP") for the periods beginning on January 1, 2011 when it will start to apply International Financial Reporting Standards as published by the International Accounting Standards Board.  Consequently, future accounting changes to Canadian GAAP and US GAAP are not discussed in these consolidated financial statements as they will never be applied by the Corporation.

Note 4.  Risk Management Arising From Financial Instruments

Under Canadian GAAP, financial instruments are classified into one of the following categories:  held-for-trading; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities.  The following table summarizes information regarding the carrying value of the Corporation’s financial instruments:

	2010	2009
Loans and receivables (i)	$15,164	$15,177
Other financial liabilities (ii)	6,549	10,414

(i)	Includes cash and cash equivalents and restricted cash, accounts receivable and grants receivable

(ii)	Includes financial liabilities included within accounts payable and accrued liabilities

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Liquidity
The Corporation has sustained losses and negative cash flows from operations since its inception.   At December 31, 2010, the Corporation had $7,881 (2009 - $9,159) of cash and cash equivalents.  Liquidity risk is the risk the Corporation will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Corporation is exposed to significant liquidity risk as it continues to have net cash outflows to support its operations.  The Corporation’s approach to managing liquidity risk is to ensure it will have sufficient liquidity to meet liabilities when due.  The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments.  The Corporation monitors its financial position on a monthly basis and updates its expected use of cash resources based on the latest available data.  Substantially all of the Corporation’s financial liabilities are classified as current liabilities as settlement is expected within one year.  There are uncertainties related to the timing and use of the Corporation’s cash resources.  Note 1., Description of Business and Going Concern, discloses the risks surrounding the timing and the use of the Corporation’s cash resources.

Credit risk
Credit risk arises from the potential that a counterparty will fail to perform its obligations.  The Corporation is exposed to credit risk from customers. At December 31, 2010, the Corporation’s two largest customers accounted for 21% (9% at December 31, 2009) and 13% (7% at December 31, 2009) of accounts receivable, respectively.  In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases irrevocable letters of credit. The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days. The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable.

The Corporation’s trade receivables have a carrying value of $5,017 as at December 31, 2010 ($2,919 as at December 31, 2009), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts.  Normal credit terms for amounts due from customers call for payment within 30 to 60 days.  An insignificant amount of these receivables were past due as at December 31, 2010. The Corporation’s exposure to credit risk for trade receivables by geographic area as at December 31 was as follows:

	2010	2009
Europe	54%	51%
United States	11	13
Asia	7	8
Rest of world	28	28
	100%	100%

The activity of the allowance for doubtful accounts for the period is as follows:

	2010	2009
Allowance for doubtful accounts – beginning of year	$288	$228
Bad debt expense	38	283
Write off of bad debts	(215)	(223)
Allowance for doubtful accounts – end of year	$111	$288

The Corporation believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 0 - 30 days of billing.

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with large chartered Belgian, Canadian and German banks. The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these chartered banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $8,989 at December 31, 2010 ($11,002 at December 31, 2009), representing the maximum exposure to credit risk of these financial assets. Approximately 55% (52% - December 31, 2009) of the

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Corporation’s cash and restricted cash at December 31, 2010 was held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, was as follows:

	2010	2009
Canada	70%	71%
Belgium	24	20
Germany	6	9
	100%	100%

Foreign currency risk
Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in currencies other than the functional currency of the parent company (US$) and the functional currency of its self-sustaining subsidiary (euro).  This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Corporation’s self-sustaining subsidiary. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the subsidiary to the extent practical to match the obligations of its financial liabilities.  Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies.  This primarily includes cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, which are denominated in foreign currencies.  The Corporation recognized foreign exchange gains in the year ended December 31, 2010 of $109 compared to $40 in the year ended December 31, 2009.

If a shift in the Canadian dollar relative to the US dollar of 10% were to occur, the exchange gain or loss on the net financial assets could be plus or minus $71 (December 31, 2009 - $601) due to exchange rate fluctuations and this amount would be recorded in the Consolidated Statements of Operations.

Interest rate risk
Interest rate risk arises because of the fluctuation in market interest rates.  The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its cash and cash equivalents; however, the Corporation does not have any long-term debt and hence is not subject to interest rate risk from borrowings.  If a shift in interest rates of 10% were to occur, the impact on cash and cash equivalents and restricted cash and the related net loss for the period could be plus or minus $9.

Fair value
The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value given their short-term nature.

Management of capital
The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

The Corporation’s capital is composed of share capital, contributed surplus, accumulated deficit and foreign currency translation adjustments included within accumulated other comprehensive income (loss). The total capital as at December 31, 2010 is $17,626 (December 31, 2009 - $17,480). The Corporation’s primary uses of capital are to finance operations, increases in non-cash working capital and capital expenditures. The Corporation currently funds these requirements from existing cash resources and cash raised through share issuances and the APIF Transaction (Note 2).  The Corporation’s objectives when

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

managing capital are to ensure the Corporation will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.

The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.

Note 5.  Business Streamlining Initiatives

On January 5 and December 10, 2009, the Corporation reduced its headcount and implemented additional cost saving measures in order to maximize the Corporation’s cash resources and streamline operations.

During the year ended December 31, 2009, the Corporation recorded charges of $582 and $409,  for severance and related expenses, which are included in selling, general and administrative expenses. These amounts were charged to the Corporation’s business segments for the year ended December 31, 2009 as follows: Corporate - $146; OnSite Generation - $99; and Power Systems - $746.

A summary of the movements in the liability are as follows:

	January 5 2009	December 10 2009	Total
December 31, 2008	$-	$-	$-
Expense for the period	582	409	991
Cash payments	(582)	(33)	(615)
December 31, 2009	-	376	376
Cash payments	-	(376)	(376)
December 31, 2010	$-	$-	$-

Note 6.  Accounts Receivable

	2010	2009
Trade accounts receivable	$5,017	$2,919
Less: Allowance for doubtful accounts	(111)	(288)
Goods and services tax and other receivables	697	1,054
	$5,603	$3,685

Note 7.  Inventories

	2010	2009
Raw materials	$2,702	$3,239
Work-in-progress	3,700	5,336
Finished goods	1,974	3,171
	$8,376	$11,746

During the year ended December 31, 2010, the Corporation recorded provisions of $513 (2009 - $349) and reversed previously accrued provisions totalling $656 (2009 - $nil). The reversal of previously accrued provisions is attributed to utilizing sub assemblies, which were previously reserved for potential quality issues and subsequently found to be within acceptable quality standards. During the year, approximately $11,644 of inventory was expensed in cost of revenues (2009 and 2008 - $13,630 and $29,851, respectively).

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 8. Property, Plant and Equipment

As at December 31, 2010, the net book value of property, plant and equipment is as follows:

	Cost	Accumulated amortization	Net book value
Test equipment	$4,750	$4,611	$139
Furniture and equipment	4,637	3,339	1,298
Computer hardware	911	750	161
Leasehold improvements	612	343	269
Automobiles	521	517	4
	$11,431	$9,560	$1,871

As at December 31, 2009, the net book value of property, plant and equipment is as follows:
	Cost	Accumulated amortization	Net book value
Test equipment	$5,179	$4,724	$455
Furniture and equipment	4,537	2,897	1,640
Computer hardware and software	910	677	233
Leasehold improvements	1,097	906	191
Automobiles	564	554	10
Assets held-for-sale	855	495	360
	$13,142	$10,253	$2,889

Test equipment under construction, as at December 31, 2010, not yet subject to amortization, amounted to $39 (2009 - $55).

During 2009, the Corporation recorded a write down of $317 of certain property, plant and equipment which were classified as held-for-sale.  At December 31, 2009, these held-for-sale assets were recorded at fair value, less their estimated costs to sell.

Note  9.  Intangible assets

As at December 31, 2010, the carrying value of intangible assets is as follows:

	Cost	Accumulated amortization	Net book value
Software	$1,741	$1,541	$200

As at December 31, 2009, the carrying value of intangible assets was as follows:

	Cost	Accumulated amortization	Net book value
Software	$1,731	$1,451	$280

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 10.  Accounts Payable and Accrued Liabilities

	2010	2009
Trade accounts payable	$2,155	$3,296
Warranty liability accruals	2,350	3,185
Severance and related compensation payments	2,094	2,298
Accrued payroll costs	1,392	1,694
Facility accruals	397	1,560
Supplier accruals	769	1,503
Accrued professional fees	497	590
Excise tax payable	-	384
Other	442	272
	$10,096	$14,782

Included within severance and related compensation payments is a post-retirement benefit obligation of $1,262 (2009 - $1,184).  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.  The key assumptions used in this valuation are annual payments (CA $100), the expected life of the beneficiaries (approximately 11.5 years) and the discount rate (4%).  The amount expensed in 2010 is $110 (2009 - $134).  Actuarial gains and losses as a result of changes in these assumptions are recognized into income in the period of the change.  During 2010, the post-retirement benefit obligation was reduced by the amount of annual cash payments ($96) and was increased by annual interest accretion ($105) and foreign exchange movements during the year ($69).  Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the years ended December 31:

	2010	2009
Balance, December 31, 2009 and 2008	$3,185	$3,717
Accruals for warranties during the year	1,580	1,585
Settlements made during the year	(1,872)	(1,146)
Reversal of warranty accruals during the year	(543)	(971)
Balance, December 31, 2010 and 2009	$2,350	$3,185

Note 11.  Share Capital

On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the Nasdaq Global Market. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2008.

On January 14, 2010, the Corporation issued units in a registered direct offering (the “Offering”) with two institutional investors, resulting in gross proceeds of $5,000 before placement agent's fees and other offering expenses of $400. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between the Corporation, Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”). Under the terms of the Offering, the Corporation sold 12,500,000 units for $0.40 per unit (500,000 and $10.00, respectively, on a post-consolidated basis). The units consisted of 12,500,000 shares (500,000 on a post-consolidated basis) of the Corporation and warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post-consolidated basis) of these warrants (the “Series A warrants”) are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). The remaining 6,516,114 warrants (260,646 on a post-consolidated basis) (the “Series B warrants”) are exercisable for a period of five years beginning July 15, 2010, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). Under the terms of the Offering, each of Alpha and Iroquois

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

paid $2,500 for 6,250,000 common shares, 2,992,200 Series A warrants and 3,250,075 Series B warrants (250,000 common shares, 119,688 Series A warrants and 130,323 Series B warrants on a post- consolidated basis) of the Corporation.  The exercise price of the Series A and B warrants is reduced if the Corporation completes a share offering whereby the price per common share of such an offering is lower than $13.00 per common share (post-consolidation). As a result of the investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants issued to each of Alpha and Iroquois was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”) such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transactions. The Corporation has included the warrants within share capital because, as at the date of the Offering, it was not probable that a Fundamental Transaction would occur.  The fair value of the common shares and the warrants have therefore been calculated on a relative fair value basis.

The warrants have been valued using the following assumptions:

Corporation’s share price at the date of the registered direct offering	$9.50
Exercise price	$13.00
Risk-free interest rate (%)	3.63%
Expected volatility (%)	66%
Expected life (in years)	5 and 5.5 years
Expected dividends	Nil

On May 21, 2010, the Corporation issued 100,000 common shares on a private placement basis in the Unites States to each of Alpha and Iroquois in settlement of the previously disclosed litigation and dispute (Note 16) regarding the Corporation's share consolidation, which was announced on February 8, 2010. The value of the shares issued was $763. This transaction was recorded as non-cash charge to litigation settlements.

On August 9, 2010, the Corporation entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Pursuant to the terms of the Agreement, the Corporation will use the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide.

Under the Agreement, CommScope has agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8,500. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3,237 ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $763 ($3.68 per share). The Corporation incurred issuance costs of $234 in connection with the issuance of the first and second tranches. As a result of this transaction, CommScope, now owns 1,086,661 common shares representing 19.8% of the outstanding common shares of the Corporation.

The third and fourth tranches are subject to the satisfaction by the Corporation of certain agreed upon product development milestones with respect to Hydrogenics' Power Systems business. The Agreement provides, among other things, that CommScope will have certain participation rights, in future financings, and, subject to the maintenance of certain ownership requirements, will have the right to have one non-voting observer on the Board of Directors of Hydrogenics.  Hydrogenics and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation has granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events (such as if the Corporation were to become insolvent or exits the fuel cell business).

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 12.  Employee stock-based compensation

Stock Option Plan
During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2010, the number of common shares that may be issued under the stock option plan was 480,000. As at December 31, 2010, 131,534 common shares had been issued through the exercise of stock options under this plan. Of the remaining 348,466 available common shares, 286,545 have been granted as stock options that were outstanding at December 31, 2010.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors.

 A summary of the Corporation’s employee stock option plan activity is as follows:

	2010		2009		2008
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of year	243,503	65.00	245,191	91.00	277,292	101.25
Granted	73,332	4.91	77,144	13.25	52,000	14.50
Exercised	-	-	(5,760)	7.25	(25,599)	5.00
Forfeited	(28,242)	46.82	(71,148)	97.75	(54,994)	104.25
Expired	(2,048)	90.50	(1,924)	268.50	(3,508)	184.00
Outstanding, end of year	286,545	51.55	243,503	65.00	245,191	91.00
Options exercisable, end of year	165,600	82.57	131,824	106.50	173,350	124.00

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2010:

Exercise price CA$	Number outstanding at December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price CA$	Number exercisable at December 31, 2010	Weighted average exercise price CA$
4.91 - 9.08	66,132	9.26	4.91	-	-
9.09 - 13.88	70,420	8.24	13.25	30,821	13.25
13.89 - 21.88	42,828	7.20	14.50	29,475	14.50
21.89 - 101.13	51,314	5.97	42.86	49,453	43.37
101.14 - 300.00	55,851	1.46	191.46	55,851	191.46
	286,545	6.59	51.55	165,600	82.57

Stock options granted to employees during 2010 and 2009 are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate - 2.58% (2009 - 2.93%), average expected life of four years (2009 - four years), expected volatility 83% (2009 - 66%) and no dividends. The fair value of the stock options granted during 2010 was $218 (2009 - $424) (weighted average fair value $2.97 per share) (2009 - $5.50) per share and the related expense recognized in the consolidated statements of operations for the year ended December 31, 2010 was $279 (2009 - $413; 2008 - $694).

In January 2011, in light of the desire to make a greater amount of stock options available for non- executive officers and in regard to the current level of stock options available for granting, the

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Corporation’s named executive officers voluntarily surrendered all 159,276 stock options held by them. As of March 28, 2011, there were 127,269 stock options outstanding with a weighted average exercise price of CA$81.67.

Deferred Share Unit Plan
The Corporation has a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors are not eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the holder, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination.  Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2010, 51,193 (2009 - 17,883) DSUs were issued with immediate vesting on the date of issuance. In 2010, 5,646 DSUs were exercised (2009 - 5,517). As at December 31, 2010, 87,918 (2009 - 42,371) DSUs were outstanding under the DSU Plan.  The Corporation recognized a compensation expense of ($7) for the year ended December 31, 2010 (2009 - ($216); 2008 - ($170)) related to the DSUs.

Restricted Share Unit Plan
In 2008, the Board of Directors authorized a restricted share unit (“RSU Plan”) for senior executives. Pursuant to the RSU Plan, senior executives may be granted a portion of their long-term incentive plan in the form of restricted share units (“RSUs”) instead of stock options. A RSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the senior executive. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted.  Compensation cost for RSUs granted under the RSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2010, 179,033 (2009 - 36,820) RSUs were awarded with vesting over a three-year period.  As at December 31, 2010, 267,353 (2009 - 88,320) RSUs were outstanding under the RSU Plan.  As a result, the Corporation recognized a compensation expense of $21 for the year ended December 31, 2010 (2009 - $190; 2008 - $113).

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 13.  Research and Product Development

Research and product development expenses are recorded net of third party program funding received or receivable. For 2010, 2009 and 2008, research and product development expenses and program funding, which have been received or are receivable, are as follows:

	2010	2009	2008
Research and product development expenses	$4,309	$6,625	$8,716
Research and product development funding	(864)	(1,406)	(1,420)
Total research and product development expenses	$3,445	$5,219	$7,296

Note 14.  Commitments

The Corporation incurred rental expenses of $1,386 under operating leases in 2010 (2009 – $1,755; 2008 - $1,856). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2011	$810
2012	784
2013	706
2014	198
2015	37
Thereafter	-
$2,535

The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises.  Under these arrangements, the Corporation is eligible to receive up to $13,456 (2009 - $12,664; 2008 - $10,927) toward agreed upon research and development project costs. The amount received or receivable as at December 31, 2010 was $13,456 (2009 - $12,664; 2008 - $10,927; 2007 - $13,430).  The amounts are repayable based on the future revenue of the Corporation.  These arrangements will expire in stages ending on March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

Note 15.  Contingencies and Government Assistance

As at December 31, 2010, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $1,317 (2009 - $3,173) with expiry dates extending to July 2012. The Corporation has restricted cash totalling $1,108 as partial security for these standby letters of credit and letters of guarantee.  These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

In 1998, Stuart Energy, , entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of the Ministry of Industry of the Canadian government to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of CA$5,873 of funding from TPC.  Pursuant to an amendment to the TPC Agreement, Stuart Energy received an additional CA$1,410 of funding. Stuart Energy undertook to repay future royalty payments until such time as CA$17,400(the “Repayable Loan Amount”) was paid. The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

reaching a minimum of CA$90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy is required to commence payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, the Corporation has recognized $63,824 (2009 - $51,325) in revenues and recorded a repayable amount of $338 (2009 - $272).

In January 2011, the Corporation entered into an amended agreement with the Minister of Industry of Canada (the “Minister”) whereby the Corporation agreed to pay $2,300 to the Minister.  A total of $1,500 shall be paid to the Minister in quarterly installments commencing January, 2011 and continuing until September, 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of $800, whichever shall be the lesser amount shall be paid to the Minister. The amended agreement will result in a liability of up to a maximum of $2,300, a substantial portion of which will be recorded during the twelve months ended December 31, 2011.

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those noted above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as the Corporation is not aware of any claims.

Note 16.   Litigation Settlements

On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation ("APC") regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947." Under terms of the settlement, APC paid the Corporation $1,200 and both parties have terminated all pending claims with regard to this matter.

On January 14, 2010, the Corporation issued units in an offering to two institutional investors, Alpha and Iroquois (Note 11).  On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York) regarding the Corporation's share consolidation, which was announced on February 8, 2010. In its complaint, Alpha alleged the Corporation's share consolidation triggered a put right pursuant to the terms of the warrants and gave rise to breach of contract, negligent misrepresentation and fraud claims. Alpha sought damages of at least $2,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. The Corporation received a letter from Iroquois making similar allegations.  The Corporation settled these claims on May 21, 2010 by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States. Under the terms of each settlement agreement, the Corporation filed with the Securities Exchange Commission a registration statement on

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. The value of the shares issued to settle this matter was $763.

Note 17.  Lines of Credit

As at December 31, 2010, the Corporation had operating lines of credit available for up to 3,500 euros, or the  US equivalent of $4,687 (2009 - 3,500 euros, or US equivalent $5,005).

Pursuant to the terms of a credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 2,000 euros, along with a maximum of 1,500 euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro first secured charge covering all assets of the Borrower. The credit facility may be increased by an additional 1,500 euros in certain circumstances, and contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account receivable or payable with its parent company divided by total liabilities, of not less than 25% and ensure that its intercompany account with the Corporation does not fall below a certain level. As at December 31, 2010, the Corporation was in compliance with these covenants.

The amount of the available line of credit as at December 31, 2010 is reduced by $609, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the Belgian financial institution. As at December 31, 2010, the Corporation did not have any availability under this line of credit as the Corporation did not submit any sales contracts for approval.

As at December 31, 2010 and 2009, the Corporation had no indebtedness on these lines of credit.

Note 18. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the principal shareholders of the Corporation. Billings by this related corporation for material totalled $172 in 2010 (2009 - $92; 2008 - $220).  At December 31, 2010, the Corporation has an accounts payable balance due to this related party of $4 (2009 - $6; 2008 - $34).

As a result of CommScope’s recent investments in the Corporation, CommScope became a related party following the closing of the second tranche of the investment. Billings to this related corporation for product totalled $55 in 2010 (2009 - $240; 2008 - $168).  Billings from this related corporation for materials totalled $nil in 2010 (2009 - $72; 2008 -$nil). At December 31, 2010, the Corporation has an account receivable balance due from this related party of $46 (2009 - $(46)).

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Note 19.  Income Taxes

The breakdown of income tax expense for each of the years is as follows:
	2010	2009	2008
Current income taxes	$3	$93	$116
Proceeds received from APIF Transaction	-	(10,464)	-
Income tax (recovery) expense	$3	$(10,371)	$116

The Corporation’s computation of income tax expense is as follows:

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	2010	2009	2008
Loss before income taxes	$(8,554)	$(19,746)	$(14,203)
Statutory income tax rate	30.99%	33.00%	33.50%
Income tax recovery at statutory rate	(2,651)	(6,516)	(4,758)
Non-deductible expenses	92	143	185
Other permanent differences	(43)	-	1,018
Expiry of non-capital losses	-	2,019	7,438
Effect of income tax and rate changes on future income taxes	294	-	(1,111)
Effect of foreign currency rate changes on future income taxes	1,107	(13,116)	21,119
Currency effect of difference in US dollar financial reporting compared with CA dollar income tax reporting	-	(600)	1,340
Change in valuation allowance related to the current year	1,204	18,163	(25,231)
Other	-	-	116
Proceeds received from the APIF Transaction	-	(10,464)	-
Income tax expense	$3	$(10,371)	$116
As at December 31, 2010, the Corporation has available income tax loss carryforwards of $52,406 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

2029	$145
2030	5,340
No expiry	43,656
$49,141

Components of the Corporation’s net future income tax asset are:
	2010	2009
Assets
Non-capital losses	$16,214	$15,453
Property, plant and equipment and intellectual property	562	123
Provisions	315	545
Share issue costs	232	1
Valuation allowance	(17,323)	(16,122)
Net future income tax asset	$-	$-

As outlined in Note 2., during the year ended December 31, 2009, the Company received proceeds of $10,464 from APIF in exchange for the benefit of certain tax attributes retained by APIF.  APIF retained the benefit to non-capital losses, scientific research and experimental development expenses, the tax attributes of property, plant and equipment and intellectual property and investment tax credits with a carrying value of approximately $177,000 at October 27, 2009.

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.  The movement in the valuation allowance during 2009 consists of an increase as a result of current year results of $18,163 and a reduction in the valuation allowance as a result of the APIF Transaction (Note 2.) of $95,132 reflecting the disposal of tax attributes.

Note 20.  Net Loss Per Share

On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the Nasdaq. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The consolidation reduced the number of shares outstanding from approximately 105,049,666 to approximately 4,201,987. The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2008.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 4,689,504 shares in 2010 (2009 - 3,697,740; 2008 - 3,683,226).  No effect has been given to the potential exercise of any stock options and any warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Note 21.  Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	2010	2009	2008
Decrease (increase) in current assets
Accounts receivable	$(1,960)	$754	$7,335
Grants receivable	(193)	(69)	320
Inventories	3,370	(1,645)	2,558
Prepaid expenses and other current assets	462	(174)	(89)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(4,477)	(2,259)	(1,050)
Unearned revenue	(795)	(239)	(4,257)
	$(3,593)	$(3,632)	$4,817

Note 22.  Segmented Financial Information

The Corporation’s reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other.

OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems, which is in the process of being wound up, included the manufacturing and sale of fuel cell test products and diagnostic testing services.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Financial information by reportable segment for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Year ended December 31, 2010
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$15,921	$5,009	$-	$-	$20,930
Amortization of property, plant and equipment	-	-	-	690	690
Amortization of intangible assets				96	96
Interest income	-	-	-	37	37
Interest expense	-	-	-	(2)	(2)
Income tax	-	-	-	3	3
Segment income (loss) (i)	131	(3,921)	(60)	(4,707)	(8,557)

	Year ended December 31, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$12,303	$6,538	$-	$-	$18,841
Amortization of property, plant and equipment	-	-	-	864	864
Amortization of intangible assets				120	120
Interest income	-	-	-	180	180
Interest expense	-	-	-	(11)	(11)
Income tax recovery	-	-	-	(10,371)	(10,371)
Segment income (loss) (i)	(1,758)	(6,972)	(307)	(338)	(9,375)

	Year ended December 31, 2008
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$31,207	$5,643	$2,490	$-	$39,340
Amortization of intangible assets	-	-	-	249	249
Amortization of property, plant and equipment	-	-	-	855	855
Interest income	-	-	-	940	940
Interest expense	-	-	-	(17)	(17)
Income tax expense	-	-	-	116	116
Segment income (loss) (i)	2,106	(9,757)	(469)	(6,199)	(14,319)

(i)
Segment income (loss) includes revenues less cost of revenues, directly attributable selling, general and administrative costs, research and product development costs net of associated grants, amortization of property, plant and equipment and intangible assets, other expenses (or income) and income taxes. Amortization of property, plant and equipment is not allocated to the segments as a significant portion of the Corporation’s assets are common across the segments.

The accounting policies for inter-segment transactions are the same as those described in Note 2.

Goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2010 was $5,100 (2009 - $5,446). OnSite Generation primarily consists of the Corporation’s self-sustaining subsidiary located in Belgium with a functional currency of the euro.  The goodwill balance changed as a result of currency fluctuations between the US dollar and euro.  There is no goodwill relating to Power Systems or Test Systems. The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s goodwill is common across the locations. Therefore, management does not classify goodwill on a location basis.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Revenues and cost of revenues derived from products and services are as follows:
	2010	2009	2008
Revenues
Products	$16,768	$14,736	$38,693
Services	4,162	4,105	647
	$20,930	$18,841	$39,340

	2010	2009	2008
Cost of revenues
Products	$13,180	$13,219	$31,090
Services	2,324	1,894	356
	$15,504	$15,113	$31,446

Revenues are segmented by geographic location, as follows:
	2010	2009	2008
Germany	$2,876	$2,227	$655
India	2,818	1,361	85
United States	2,814	2,561	8,428
Saudi Arabia	2,256	11	1,790
Colombia	2,219	-	-
Russia	1,757	793	12,927
Canada	1,380	2,320	534
France	1,173	1,678	1,144
Turkey	439	1,857	77
Spain	374	791	1,815
China	337	127	1,351
Sweden	287	210	1,600
Romania	173	74	83
United Arab Emirates	152	187	20
United Kingdom	145	178	1,076
Belgium	119	43	2,020
Slovenia	70	-	3
Austria	36	1,147	-
Argentina	29	-	8
Korea	14	-	1,271
Brazil	5	1	712
Poland	4	34	639
Japan	1	24	492
Rest of world	1,452	3,217	2,610
	$20,930	$18,841	$39,340

The Corporation’s largest customers comprise the following percentages of revenues:
	2010	2009	2008
	%	%	%
First	11	9	18
Second	11	7	7
Third	11	6	5
Fourth	7	5	5
Others	60	73	65
	100	100	100

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Property, plant and equipment are located in the following countries:

	2010	2009
Canada	$730	$1,356
Belgium	1,141	1,813
	$1,871	$3,169

A significant portion of the Corporation’s production and testing equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.

Note 23. Differences Between Canadian and United States Accounting Principles

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles the Corporation would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A reconciliation of Net loss for the year from Canadian GAAP to conform with US GAAP is as follows:

	2010	2009	2008
Net loss for the year based on Canadian GAAP	$(8,557)	$(9,375)	$(14,319)
Stock-based compensation (i)	22	151	88
Change in valuation of warrants (ii)	1,689	-	-
Net loss for the year based on US GAAP	$(6,846)	$(9,224)	$(14,231)

Basic and fully diluted comprehensive net loss per share based on US GAAP	$(1.46)	$(2.49)	$(3.86)
Weighted average number of shares used in calculating comprehensive net loss per share	4,689,504	3,697,740	3,683,226

A reconciliation of Shareholder’s equity for the year from Canadian GAAP to conform with US GAAP is as follows:

	2010	2009	2008
Shareholders’ equity based on Canadian GAAP	$17,626	$17,480	$25,483
Stock-based compensation (i)	261	239	88
Change in valuation of warrants for US GAAP (ii)	(1,252)	-	-
Shareholders’ equity based on US GAAP	$16,635	$17,719	$25,571

The condensed statements of operations and cash flows for the years ended December 31, under US GAAP, are as follows:

	2010	2009	2008
Revenues	$20,930	$18,841	$39,340
Cost of revenues	15,504	15,113	31,446
Operating expenses	14,437	23,364	23,334
Loss from operations	(9,011)	(19,636)	(15,440)
Net loss for the year	(6,846)	(9,224)	(14,231)

Cash used in operating activities	(10,111)	(11,085)	(6,758)
Cash provided by (used in) investing activities	467	(1,465)	13,017
Cash provided by (used in) financing activities	8,366	108	(118)

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

(i)
Under US GAAP, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, DSUs and RSUs can be accounted for in the period in which the forfeiture occurs.

(ii)
As disclosed in Note 11., on January 14, 2010 the Corporation issued 500,002 warrants in conjunction with the Offering.  The warrants can be settled in cash at the option of the holder in the case of certain defined transactions (Fundamental Transactions) such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transactions. For Canadian GAAP, the Corporation has included the warrants within share capital because, as at the date of the Offering, it was not probable that a Fundamental Transaction would occur.  Under US GAAP, the Corporation is required to classify these warrants as a liability at issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941 and at December 31, 2010 as $1,252.  The fair value was determined using a binomial pricing model that relies on observable inputs such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate, and volatility. The change in fair value during the period of $1,689 is included within net loss for US GAAP.

A reconciliation of additional disclosures to conform with US GAAP is as follows:

Consolidated Statements of Cash Flows
The Consolidated Statements of Cash Flows have been prepared in accordance with International Accounting Standard 7, “Cash flow statements.”  As a result, a reconciliation to US GAAP is not required.

Revenue
Sales taxes collected are excluded from revenue.

Stock-based compensation
The Corporation adopted the provisions of ASC 718 “Compensation - Stock Compensation” for US GAAP effective January 1, 2006.  No income tax benefit is recorded in the consolidated statements of operations for these costs.

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was approximately $nil, $27, and $5, respectively.  As of December 31, 2010, there was approximately $215 (2009 - $323) of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 1.6 years (2009 - 2.8 years).  The total fair value of stock options that vested during the years ended December 31, 2010, 2009 and 2008, was approximately $407, $495, and $1,329, respectively.

The total intrinsic value of options outstanding as at December 31, 2010 was $nil (2009 - $nil).  The total intrinsic value of options exercisable as at December 31, 2010 was $nil (2009 - $nil).  The total number of options fully vested as at December 31, 2010 and expected to vest beyond December 31, 2010 was 280,955 (2009 - 238,287).  The total intrinsic value of these options was $nil at December 31, 2010 (2009 - $nil) with a weighted average contractual term of 7.4 years (2009 - 6.5 years) and a weighted average exercise price of CA$52.75 (2009 - CA$66.07).  The weighted average contractual term of the options exercisable is 6.6 years (2009 - 4.8 years).

The Corporation’s estimate of an expected option term is based on the exercise behaviour of its employees.  The estimated stock price volatility was derived based on the Corporation’s actual historical stock prices over the past four years, which represents the Corporation’s best estimate of expected volatility.  The risk free interest rate for periods within the contractual life of the award is based on the interest rates of government bonds with similar contractual lives.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Income taxes
The components of loss before income taxes for the years ended December 31, 2010, 2009, and 2008 are as follows:

Loss before income taxes:

	2010	2009	2008
Canada	$(7,090)	$(15,231)	$(14,471)
Foreign	(1,464)	(4,364)	268
Total	$(8,554)	$(19,595)	$(14,203)

The significant components of the income tax benefit for the years ended December 31, 2010, 2009, and 2008  are as follows:

Current taxes	2010	2009	2008
Canadian	$3	$17	$-
Proceeds from APIF Transaction (note 2)	-	(10,464)	-
Foreign	-	76	116
	$3	$(10,371)	$116

Future income taxes:	2010	2009	2008
Canadian	$-	$-	$-
Foreign	-	-	-
	$-	$-	$-

The Corporation does not have any uncertain tax filing positions.  As a result, the Corporation has included all of its tax benefits in its disclosure of future income tax assets.  There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.  During the year ended December 31, 2010, the Corporation recognized $nil in interest and penalties (2009 - $nil; 2008 - $nil).  The Corporation had $nil of interest and penalties accrued at December 31, 2010 (2009 - $nil; 2008 - $nil).

The Corporation files income tax returns in the Canadian federal jurisdiction and various provincial and foreign jurisdictions. In the normal course of business, the Corporation is subject to examination by taxing authorities. Open tax years in Canada range from 2005 to 2010.  Open tax years in foreign jurisdictions range from 2006 to 2009.  However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and foreign jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount.  As of December 31, 2010, the Corporation was not under audit in either Canada or a non-Canadian taxing jurisdiction.

Note 24. Subsequent events

In January 2011, , the Corporation’s named executive officers voluntarily surrendered all stock options held by them as described in Note 12.

In January 2011, the Corporation entered into an amended agreement with the Minister as described in Note 15.

Note 25. Comparative Information

Certain of the 2009 comparative figures have been reclassified to conform to the classification adopted in the current year.